FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October 2006

                        Commission File Number 000-51141

                                  DRYSHIPS INC.

                               80 Kifissias Avenue
                        Amaroussion 15125, Athens Greece
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F [X]                  Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [_]                      No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.



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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this Report on Form 6-K as Exhibit 1 is the biographical information of Mr. George Demathas who was appointed as a new Class B director of DryShips Inc. (the "Company"), effective July 18, 2006. Mr. Demathas has filled the vacancy resulting from the resignation of Mr. Nikolas Tsakos.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3/A filed on May 3, 2006 (Registration No. 333-133482).


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                                                                       Exhibit 1

George Demathas has served as Chief Financial Officer and a director of Stroigasitera Inc., a privately held company that finances and develops natural gas infrastructure projects in Central Asia, since 2001. He has also served as a non-executive director of Gyroscopic Fund Ltd. a fund of hedge funds incorporated in the Cayman Islands, since 2002. Mr. Demathas has a BA in Mathematics and Physics (Hamilton College, NY) and an MSc in Electrical
Engineering and Computer Science (Columbia University). As a principal in Marketing Systems Ltd, he supplied turnkey manufacturing equipment to industry in the USSR. From 1991 he was involved in Malden Investment Trust Inc. in association with Lukoil, working in the Russian petrochemical industry. Since 1996 he has invested in natural gas trunk pipelines in Central Asia. He is based in Moscow and travels widely in Europe and the USA.





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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      DryShips Inc.
                                              -----------------------------
                                                       (Registrant)


Dated:  October 2, 2006                       By: /s/ Christopher J. Thomas
                                                  --------------------------
                                                   Christopher J. Thomas
                                                   Chief Financial Officer






SK 23113 0002 688998